EXHIBIT 99.1

                          HEALTHCARE TECHNOLOGIES LTD.
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 29, 2005, at 10:30 AM (Israel time), the Annual General Meeting (the "MEETING") of the shareholders of Healthcare Technologies Ltd. (the "COMPANY" or "HEALTHCARE") will be held at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

     1. Election of Two Class A Directors and Two Class C Directors.

     2. Approval of Guarantees provided by Healthcare in connection with Savyon Diagnostics Ltd.'s Lease Agreement.

     3. Appointment of Independent Public Accountants.

     4. Receipt of Management's Report on the business of the company for the year ended December 31, 2004, and the transaction of such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on November 29, 2005 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure its vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2004, together with the report of its auditors thereon are enclosed herein; copies of such financial statements are also available for review by shareholders, upon request of the Company, on each business day during the period from November 20 - December 29, 2005 between the hours of 10:00 AM and 2:00 PM at the offices of the Company at 32 HaShaham Street, Petach Tikva 49170, Israel.

By Order of the Board of Directors,


Daniel Kropf
Chairman of the Board of Directors
November 17, 2005

                          HEALTHCARE TECHNOLOGIES LTD.

                          -----------------------------

                                 PROXY STATEMENT

                          -----------------------------


                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                                DECEMBER 29, 2005


     This Proxy Statement is being furnished to the shareholders of Healthcare Technologies Ltd., an Israeli company ("HEALTHCARE" or the "COMPANY"), in connection with the solicitation of proxies by the board of directors of Healthcare (the "BOARD OF DIRECTORS"), for use at the Annual General Meeting of the Company's Shareholders to be held on December 29, 2005, and any adjournment thereof (the "MEETING"). This Proxy Statement and the accompanying form of proxy are being mailed to shareholders of Healthcare on or about November 30, 2005.

     The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

VOTING

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, such shareholder can insure its vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

     Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

The Meeting will be held on December 29, 2005, at 10:30 AM (Israel time), at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone +972-3-927-7233).

RECORD DATE; SHARES ENTITLED TO VOTE

Record Shareholders of Healthcare at the close of business on November 29, 2005 (the "RECORD DATE") are entitled to notice of and to participate in and vote at the Meeting.

At the Record Date, 7,702,832 Ordinary Shares, nominal value NIS 0.04 per share (the "ORDINARY SHARES"), of Healthcare were outstanding and entitled to vote at the Meeting. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to January 5, 2006, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

VOTE REQUIRED

Each of Proposals No. 1 and 3 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal (an "ORDINARY MAJORITY").

The resolution on Proposal No. 2 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided, however, that if the total number of Ordinary Shares voted against such resolution by shareholders of the Company that do not have a "Personal Interest" (as such term is defined below) (a "PERSONAL INTEREST") in the resolution exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders of the Company present in person or by proxy at the Meeting that do not have a Personal Interest (an "ORDINARY ONE-THIRD DISINTERESTED SHAREHOLDER MAJORITY").

"PERSONAL INTEREST" is defined in the Israel Companies Law, 1999 (the "COMPANIES LAW") as: (1) a shareholder's personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relative (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and
(ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serves as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table and notes set forth, as of November 1, 2005, the number of Ordinary Shares owned by all shareholders known to the Company to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), more than 5% of the Company's ordinary shares.

                           Number of Ordinary      Percentage of Ordinary Shares
Name and Address                Shares                Owned Outstanding (1)
----------------           ------------------      -----------------------------

Gamida for Life B.V.
("GAMIDA") (2)(3)              4,944,745                      64%
Drentestraat 24BG
1083 HK Amsterdam
The Netherlands

----------
1. Based on 7,702,832 Ordinary Shares NIS 0.04 outstanding on November 1, 2005. Also see Note (2) below.

2. Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's share ownership increased by 18% in October 2001, mainly due to a private placement. During 2003, Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by the Trust Company of United Mizrahi Bank (the "BANK") as a security for a loan advanced to Gamida by the Bank pursuant to a pledge agreement (the "PLEDGE AGREEMENT"). In general, the Pledge Agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default under the Pledge Agreement, the Bank has the right to dispose of the shares, subject to complying with the terms of the Pledge Agreement.

3. Mr. Daniel Kropf, who serves as Chairman of the Board of Directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

COMPENSATION OF DIRECTORS AND OFFICERS

     COMPENSATION OF DIRECTORS

     The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $4,000 per person in 2004 on account of all services as directors, including participation in board and audit committee proceedings. The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2004 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas and Messers. Rolando Eisen, Eliezer Helfan (who resigned on December 27, 2004) and Elan Penn.

     DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION IN 2004

     The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2004 fiscal year and in respect of such year was approximately $930,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance).

     The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations because the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS:

Included in the aggregate directors' and officers' compensation figure for 2004 set forth above were amounts paid pursuant to the following individual compensation arrangements:

Mr. Daniel Kropf: In 2004, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

Mr. Israel Amir: Mr. Amir serves as a director of the Company for which he received approximately $5,000 per month in consulting fees in 2004.

For additional information concerning these arrangements, see "Related Party and Inter-Company Transactions."

SECURITY OWNERSHIP OF MANAGEMENT:

As of November 29, 2005, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida).

In July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 PLAN") adopted by the Board of Directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan subject to certain adjustments. The 2000 Plan is administered by the Board of Directors either directly or upon the recommendation of the Company's Share Option Committee. The members of the Company's Share Option Committee are comprised of the members of the Audit Committee.

On August 28, 2003, the Board of Directors approved an amendment to the 2000 Plan, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Compliance with such amendments ensures lower tax liability to those optionees which are issued options following the amendment. An aggregate of 377,500 Ordinary Shares of the Company, which were reserved from the 2000 plan, were reserved for issuance under the amended plan subject to certain adjustment. Following the issuance of options under the amended plan to date, the remaining reserved options amount to 85,000.

The following table sets forth, as of November 1, 2005, the number of options to acquire ordinary shares of the Company, owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

                                            EXERCISE
    NAME             NO. OPTIONS             PRICE                   TERMINATION DATE
    ----             -----------             -----                   ----------------
Eran Rotem              95,000               $0.38         180 days from the date of termination of Mr.
                                                           Rotem's employment agreement *

Moshe Reuveni          100,000               $0.35         180 days from the date of termination of Mr.
                                                           Reuveni's employment agreement **

Yacob Ofer              62,500               $0.86         180 days from the date of termination of Mr.
                                                           Ofer's employment agreement***

Luly Gurevitch          30,000               $0.72         60 days from the date of termination of Mr.
                                                           Gurevitch's employment agreement****

* five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

** four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

*** three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and 2007.

**** three year vesting schedule: 1/3 on each of July 24, 2006, 2007,

RELATED PARTY AND INTER-COMPANY TRANSACTIONS

The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (other than transactions between the Company and its wholly owned subsidiaries or among the subsidiaries) has been at least as favorable to the Company as it could have negotiated with unrelated third parties.

     ARRANGEMENTS WITH OFFICERS AND DIRECTORS

     PROFESSOR ETHAN RUBINSTEIN - Professor Rubinstein served as a scientific advisor to Pronto Technologies Ltd. ("PRONTO") from September 1989 until the end of December 2000 for an annual fee of $18,000.

During 2004, the Company's audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2000 in consideration of his engagement to attend Procognia's board meeting in London regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. In December 2004, shareholder approval for such payment was obtained.

     ELIEZER HELFAN - Mr. Helfan served, until his resignation on December 27, 2004, as a director and as a member of the Company's audit committee. Mr. Helfan has also provided the Company with certain consulting services. In May 2001, the Company's audit committee and board of directors approved an aggregate payment of approximately $22,000, mainly in respect of his services in relation to Savyon's acquisition of GamidaGen. In March and May of 2004, the Company's audit committee and board of directors, respectively, approved an aggregate payment of approximately $6,000 for the provision of legal services regarding the Company's investment in Procognia and the dilution of the Company's holdings following the recent round of investments in Procognia. In December 2004, shareholder approval for such payment was obtained.

     ISRAEL AMIR - Mr. Amir serves as a director of the Company. He receives approximately $5,000 (plus value added tax) per month from the Company as consultancy fees. Pursuant to Mr. Amir's arrangement with the Company, he shall continue to provide services and receive the monthly consulting fees through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1% to 2% of the consideration paid in transactions involving the merger of the Company or its subsidiaries with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or its subsidiaries or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "TRANSACTION") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the Board of Directors, at his discretion; and (c) the actual payment of the bonus shall be contingent upon approval by the Board of Directors, and if Mr. Amir is serving as a director at such time, also by the Audit Committee and the Company's shareholders.

     SERVICES ARRANGEMENTS

     GAMIDA FOR LIFE (ISRAEL) LTD: Following approval by the Company's audit committee and board of directors on November 2004, respectively, the Company's shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida For Life (Israel) Ltd ("GAMIDA ISRAEL") in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to be mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel.

Until March, 2002, Gamida Israel provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company, with effect from January 2002, is to provide its affiliates as well as itself ("GAMIDA GROUP") with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company received payment amounting to an annual sum of approximately $81,400 (not including subsidiaries) for the years 2004 from the Gamida Group for such services,

     MR. GARETH KEENE: Mr. Gareth Keene, a director of Gamida, provides legal services to the Company and its subsidiaries through Gamida Israel. During 2004, Mr. Keene provided such legal services at a cost amounting to approximately $100,000.

     MOSHE REUVENI: Mr. Reuveni, the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

THE SAVYON TRANSACTION

Prior to the transaction described in this section (the "SAVYON TRANSACTION"), Pronto was called Savyon Diagnostics Ltd. The company changed its name from Savyon to Pronto in order to permit the new company established for the purposes of the Savyon Transaction to adopt the name Savyon Diagnostics Ltd.

On December 31, 2002, the Company and Pronto (which is in the process of merging into Gamidor Diagnostics (1984) Ltd. ("GAMIDOR")) entered into agreements with the Levine Family Limited Partnership ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. ("SAVYON") for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million. As of December 31, 2004, the remaining $0.2 million of the $1.9 million purchase price are to be paid by Savyon to Gamidor by means of 12 consecutive monthly installments of $20 thousand each.

In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company.

As part of the Savyon transaction, the prior merger of between Pronto and Gamida Gen Ltd. was cancelled.

Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

PROCOGNIA FINANCING

     In January 2000, the Company established Procognia (Israel) with an initial investment of $600,000, and subsequently transferred the Company's glycobiology research and development project into Procognia (Israel). During the second half of 2000, Procognia (Israel) effected a private placement of its equity securities to unaffiliated third party investors, raising an aggregate of $2,500,000, for approximately 28.14% of the share capital of Procognia (Israel) (allotted as 2,500,000 preferred shares). At the end of 2001, the third party investors granted convertible loans amounting to $2 million.

     In April 2002, Procognia (Israel) secured $14.3 million in a second round of financing. For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., ("PROCOGNIA") acquired 100% ownership of Procognia (Israel), in consideration for which the Company, as well as another existing Procognia (Israel) shareholder, received ordinary shares of Procognia in exchange for their Procognia (Israel) shares, while the subsequent investors received preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the April 2002 financing, various funds managed by Apax Partners Europe became the principal shareholders of Procognia, owning in the aggregate approximately 37% of Procognia's share capital.

     During December 2002, Procognia entered into an agreement to acquire another company, Sense Proteomic Ltd., in a share exchange transaction. In connection with this acquisition, Procognia completed a $4 million round of financing from certain of its shareholders other than Healthcare. Following the completion of these transactions, the Company's ownership interest in Procognia decreased from 14.4% to 11.5%, on a fully diluted basis. As a result of such financing of Procognia, Healthcare recorded a capital gain for the second quarter of fiscal 2002 of approximately $1.4 million.

     During 2004, Procognia completed two additional rounds of financing in which the Company did not participate, thus diluting the Company's ownership interest in Procognia to approximately 4%. Owing to this dilution, the Company lost its right to nominate a director on Procognia's board.

     On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company's shares in Procognia to Gamida. Despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S. GAAP the Company was required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in Procognia.

     On April 15, 2005, the Company announced that it received notice from Nasdaq indicating that based on, the Company's stockholders' equity which was $1,921,000, the Company is not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the Nasdaq Staff is reviewing the Company's eligibility for continued listing on Nasdaq.

     As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which would result in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

     On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. The material terms of the Agreement are as follows:

     1. Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the Company (the "PROCOGNIA SHARES").

     2. Upon the occurrence of any of the following events, Gamida shall make one additional payment to the Company as further described below:

          a. In the event an agreement is executed with ImmvaRx, Inc. ("IMMVARX"), and ImmvaRx consummates a tender offer as contemplated therein (the "Tender Offer"), Gamida shall pay the Company $420,000.

          b. In the event the agreement with ImmvaRx is not executed or in the event it is executed but ImmvaRx's option to execute the Tender Offer expires before consummation thereof, Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "POST-TENDER OFFER CONSIDERATION") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Post Tender-Offer Consideration.

          c.   Notwithstanding the above events, in the event:

               i. Gamida, within one year of the execution date of the Agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the "SALE"); and

               ii.  the Sale occurs prior to the consummation of the Tender
                    Offer,

               Gamida will pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "PRE-TENDER OFFER CONSIDERATION") up to $420,000, plus, if any, 80% of the remaining Pre-Tender Offer Consideration.

LEASE ARRANGEMENTS

     The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in, Petach-Tikva, Ashdod and Rehovot in Israel.

     The Company's offices are located in Petach Tikva and are leased from Gamida Israel, a company controlled by Gamida. The Company leases 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israeli consumer price index, which includes rent and parking charges.

     The Gamidor Group's principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. The Gamidor Group leases approximately 265 square meters of space plus parking space for an annual rental fee of approximately $50,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, the Gamidor Group has extended its lease of a warehouse in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $29,000 for an additional period of 2 years until September 2005.

     Danyel Biotech Ltd's ("DANYEL") principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, ending May 30 2005. The agreement was extended for additional three years for an annual rental fee of approximately $ 27,000. In addition, during 2003 Danyel extended its lease of a warehouse of approximately 270 square meters for an annual rental fee of approximately $16,000 for a period of five additional years, ending June 30, 2008

     The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which as of August 1, 2004 was extended for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth. The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future.

ACQUISITION OF GAMIDA GEN

In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen Ltd. ("GAMIDAGEN"), formerly controlled by Gamida, in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V.("DMI") .DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

RECENT DEVELOPMENTS

IMMVARX TRANSACTION

In July 2005, the Company signed a definitive agreement with ImmvaRx, Inc. and Gamida, the Company's largest shareholder, for the transfer of all of ImmvaRx's assets, including its intellectual property, to the Company and for the sale of all of the Company's holdings in other companies to Gamida. The transaction includes the following principal terms:

Tender Offer

ImmvaRx may conduct a tender offer for all of the Company's shares at a price of $1.60 per share. The tender offer may not be commenced before January 1, 2006 and must be completed within 2 1/2 years from the closing of the transaction. Gamida must tender at least 4.7 million of its shares in the Company in the tender offer. Following completion of the tender offer, Gamida shall be entitled to purchase all of the Company's holdings in its subsidiaries for $7.2 million. The Company may require Gamida to do the same if Gamida does not exercise this right.

Warrant

At the closing of the transaction, the Company will issue to ImmvaRx a two-year warrant to purchase up to 1,000,000 shares of the Company at an exercise price ranging from $1.00 to $1.25 per share.

Transfer Of ImmvaRx Assets To The Company

If the tender offer is completed within 2 1/2 years from the closing, ImmvaRx may exercise a put option to sell all of its assets to the Company in consideration for 52 million shares of the Company. If ImmvaRx does not exercise its put option, or ImmvaRx does not complete the tender offer within 2 1/2 years from closing, the Company will have a call option to purchase all of ImmvaRx's assets for the same consideration. The Company's call option on ImmvaRx's assets is conditioned on the average closing price of the Company's shares being at least $2.60 for a period of 90 consecutive trading days between the one-year anniversary of the closing and up to 90 days after 2 1/2 years from the closing.

The transfer of ImmvaRx's assets to the Company is subject to the structure of such transfer being eligible for tax-deferred treatment for ImmvaRx and its shareholders. The framework of the transfer of ImmvaRx's assets shall be determined by the parties following the exercise of either party's option.

Closing of the transaction is subject to the fulfillment of certain closing conditions including the approval of the transaction by the Company's shareholders and the receipt of certain regulatory and third party approvals.

                 MATTERS RELATING TO THE ANNUAL GENERAL MEETING

          At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1
           ELECTION OF TWO CLASS A DIRECTORS AND TWO CLASS C DIRECTORS

Currently, the directors of the Company, and the classes in which they serve are as follows:

Name                    Age     Position with the Company
----                    ---     -------------------------
Daniel Kropf            57      Chairman of the Board of Directors and Director
                                (Class D)
Moshe Reuveni           49      Chief Executive Officer and Director (Class A)
Yacob Ofer              56      Director (Class D)
Rolando Eisen           63      Director (Class C)
Samuel Penchas          65      Director (Class B)
Israel Amir             63      Director (Class B)
Ethan Rubinstein        63      Director (Class A)
Varda Rotter            58      External Director
Elan Penn               54      External Director

Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels, is a life-time member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of two, not-for-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida Israel. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer. Mr. Rotem was previously a senior manager in Ernst & Young, Certified Public Accountants, where he served from 1995 until April, 2002. He is himself a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.

Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

Professor Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he was, amongst others, the Director General of the Hadassah medical organization. Professor Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical Ltd., Comsec Ltd., and Migdal Insurance holdings co. Ltd.. Professor Penchas also currently holds the following positions: Professor of health administration and Associate Professor of Medicine at the Hebrew University Hadassah Medical School, Foreign Associate of the USA Academy of Science-Institute of Medicine and an Advisor to the Prime Minister Republic of Srbska.

Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director of Dan Vehicle and Transportation (D.R.T) Ltd, an Israeli public company and as a member of the boards of directors of several private Israeli companies (A.T & T (Israel), TNS Teleseker Ltd., Teleseker-Policy Ltd, and Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Jurisprudence from Tel-Aviv University.

Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute's Department of Cell Biology. She was appointed Associate Professor in 1985 and Full Professor in 1992, and is now the incumbent of the Norman and Helen Asher Professorial Chair in Cancer Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

Dr. Elan Penn was appointed an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publisher (Penn Publishing Ltd.). Prior to that Dr. Penn was V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd (traded on the
TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the
TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and read Economics at the Hebrew University of Jerusalem.

The Company has determined that Ms. Varda Rotter and Messrs. Rolando Eisen, Ethan Rubinstein, Elan Penn and Samuel Penchas are independent directors under the applicable Nasdaq and SEC regulations.

TERMS OF OFFICE

The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the External Directors to be appointed and hold office in accordance with the provisions of the Companies Law and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two Directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in 1999, Class B directors were to hold office initially for a term expiring at the AGM convened in 2000, Class C directors to hold office initially for a term expiring at the AGM to convene in 2001 and Class D directors to hold office initially for a term expiring at the AGM to convene in 2002.

At each AGM as of and following the AGM convened for 1999, the successors to the class of Directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose term of office has expired may be re-elected.

In the event of any election of directors in accordance herewith increasing the number of directors then holding office up to the maximum number provided above (i.e. eight), the additional directors, and in the event of any vacancy on the Board of Directors due to death, resignation, removal, disqualification or any other cause, the successors to fill the vacancies, shall be elected only by a majority of the directors then in office. Directors appointed to newly created directorships in the manner provided above resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or any other cause shall hold office for a term expiring at the next AGM at which term of the class to which they have been elected expires.

The Israeli Companies Law-1999, as recently amended in March 2005, requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise. This requirement is subject to, and will only enter into effect upon, the promulgation of regulations by the Israel Minister of Justice, which have not yet been published. The board of directors must make such determination by no later than 90 days following publication of such regulations.

The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations because the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the nomination of directors.

ALTERNATE DIRECTORS

The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Appointment of an alternate director for a member of a committee of the board of directors is only permitted if the alternate director is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such alternate director may only be another outside director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. There are currently no alternate directors.

EXTERNAL DIRECTORS

Pursuant to Israeli law, the Company is required to appoint two external directors. These directors must be unaffiliated with the Company and its principals. A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise. As aforesaid, the criteria for accounting and financial expertise or professional qualifications are subject to promulgation of regulations by the Israel Minister of Justice in consultation with the Israel Securities Authority, which have not yet been published; moreover, these criteria do not apply to external directors appointed before the recent amendment to the Companies Law - 1999, but will apply to their reappointment for an additional term. Any committee of the Board of Directors which is authorized to exercise any function of the board must include at least one external director.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting or that the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the Company.

The initial term of an external director is three years and may be extended for an additional three years. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the Company.

An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

AUDIT COMMITTEE

The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The audit committee has a written charter which has been filed as an exhibit to the Company's annual report.

The Company's audit committee is comprised of Professors Varda Rotter, and Dr. Elan Penn. Mr. Eliezer Helfan and Mr. Ethan Rubinstein resigned from the audit committee on December 27, 2004 and May 30, 2005, respectively. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards. In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

NOMINEES FOR DIRECTORS

At the Meeting, the candidacy of (i) the incumbent Class A Directors, Mr. Moshe Reuveni and Prof. Ethan Rubinstein, and (ii) the incumbent Class C Director, Mr. Rolando Eisen as well as Mr. Luly Gurevitch, will be presented to the shareholders for election, to serve as Class A Directors and Class C Directors respectively, pursuant to the provisions of the Company's Articles of Association.

Mr. Luly Gurevich, together with the Company, founded Danyel Biotech Ltd. in 1999 and he has served as Danyel's Chief Executive Officer since then. Prior to this appointment, he was Director of Marketing and subsequently Deputy General Manager of Gamida Gen Marketing (1979) Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He started his career in the field of Marketing and Supporting Life Science products after 6 years' experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT MR. MOSHE REUVENI AND PROF. ETHAN RUBINSTEIN ARE HEREBY ELECTED AS CLASS A DIRECTORS AND MR. ROLANDO EISEN AND MR. LULY GUREVITCH ARE HEREBY ELECTED AS CLASS C DIRECTORS, EACH TO SERVE IN HIS RESPECTIVE OFFICE SUBJECT TO THE PROVISIONS OF THE COMPANY'S ARTICLES OF ASSOCIATION."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority (as defined above in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 2

     APPROVAL OF GUARANTEES PROVIDED BY HEALTHCARE IN CONNECTION WITH SAVYON
                      DIAGNOSTICS LTD.'S LEASE AGREEMENT.

The facilities of Savyon Diagnostics Ltd. ("SAVYON"), one of the Company's subsidiaries, are located at leased premises in Ashdod. The Ashdod facilities are held by Savyon under the terms of a lease agreement (the "SAVYON LEASE") from 1993, which as of August 1, 2004 was extended for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000.

According to the Savyon Lease, Healthcare is undertaking to guaranty up to 50% of Savyon's obligations thereunder. In addition, and in connection with the lease, Healthcare has undertaken to guaranty Savyon's debts to Bank Le'umi Le'Israel ("BANK LEUMI") up to an aggregate amount of $100,000. Dr. Marty Lee, the Chief Executive Officer of Savyon and a 50% shareholder in Savyon via the Levine Family LP, has personally undertaken to guaranty the additional 50% of Savyon's obligations under the lease and had also undertaken to guaranty Savyon's debts to the bank up to an aggregate amount of $100,000.

On March 30, 2005 the Board of Directors and the Audit Committee of the Company resolved to approve Healthcare's undertaking (i) to guarantee up to 50% of Savyon's obligations under the Savyon Lease agreement; and, (ii) to provide Bank Le'umi with a guarantee in order to secure the repayment of Savyon's debts to the Bank up to a maximum aggregate amount of $100,000.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

"RESOLVED, TO APPROVE HEALTHCARE'S UNDERTAKING (I) TO GUARANTY UP TO 50% OF SAVYON'S OBLIGATIONS UNDER THE SAVYON LEASE AGREEMENT; AND, (II) TO PROVIDE BANK LE'UMI LE'ISRAEL WITH A GUARANTY IN ORDER TO SECURE THE REPAYMENT OF SAVYON'S DEBTS TO THE BANK UP TO A MAXIMUM AGGREGATE AMOUNT OF $100,000."

The ratification and approval by the shareholders for the above resolution requires an Ordinary One-Third Disinterested Shareholder Majority vote (as defined above in this Proxy Statement).

Each shareholder voting at the Meeting or prior thereto by means of the accompanying proxy card is requested to notify us if he or she has a Personal Interest (as defined above in this proxy statement) in connection with this resolution as a condition for his or her vote to be counted with respect to this resolution. If any shareholder casting a vote in connection hereto does not notify us if he or she has a personal interest with respect to this resolution, his or her vote with respect to this resolution will be disqualified.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 3

                     APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Audit Committee has authorized the appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent certified public accountants of the Company for the year ending December 31, 2005 and for the period commencing January 1, 2006 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee shall fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services.

THE SHAREHOLDERS OF THE COMPANY ARE REQUESTED TO ADOPT THE FOLLOWING RESOLUTION:

     "RESOLVED, TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2005 AND FOR THE PERIOD COMMENCING JANUARY 1, 2005 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS MEETING, AND TO AUTHORIZE THE AUDIT COMMITTEE OF BOARD OF DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     Ratification of the appointment of Kost, Forer, Gabbay & Kasierer requires the vote of an Ordinary Majority.

THE AUDIT COMMITTEE OF THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS RESOLUTION.

                                 PROPOSAL NO. 4

        REVIEW OF THE COMPANY'S BALANCE SHEET AS OF DECEMBER 31, 2004 AND
           STATEMENT OF INCOME FOR THE YEAR THEN ENDED

     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2004 and the Consolidated Statement of Income for the year then ended.

                                    * * * * *

     Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

                             ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at WWW.SEC.GOV and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.



By Order of the Board of Directors,
Daniel Kropf
Chairman of the Board of Directors
November 17, 2005